Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-271529

CION ARES DIVERSIFIED CREDIT FUND

Supplement dated May 27, 2026

To

Prospectuses for Class A Shares, Class C Shares,
Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares
and Class W Shares, each dated April 30, 2026
(each a “Prospectus” and collectively, the “Prospectuses”)

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying Prospectuses of CION Ares Diversified Credit Fund (the “Fund”). This Supplement is part of, and should be read in conjunction with, the Prospectuses. Unless otherwise indicated, all other information included in the Prospectuses that is not inconsistent with the information set forth in this Supplement remains unchanged. The Prospectuses have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 729-4266. Capitalized terms used in this Supplement have the same meanings as in the Prospectuses, unless otherwise stated herein.

On May 26, 2026, the Fund entered into an agreement to amend the BNP Credit Facility. The amendment, among other things, (i) adjusted the interest rate charged on the BNP Credit Facility from an applicable SOFR (as defined in the documents governing the BNP Credit Facility) plus a margin of 1.60% during the reinvestment period and 2.60% following the reinvestment period to an applicable SOFR plus a margin of 1.425% during the reinvestment period and 2.425% following the reinvestment period; and (ii) increased the commitment fee payable on the unused portion of the BNP Credit Facility, if the unused portion comprises 25% to 50% of the BNP Credit Facility, from 0.35% to 0.40%. The amendment did not change the commitment fees payable on the unused portion of the BNP Credit Facility when the unused portion is less than 25% or more than 50% of the BNP Credit Facility.

Accordingly, effective immediately, the following change is made to the Fund’s Prospectuses:

The discussion of the BNP Credit Facility in the sub-section of each Prospectus entitled “Types of Investments and Related Risks—Risks Associated with the Use of Leverage” is hereby replaced in its entirety with the following:

BNP Credit Facility. The Fund and one of the Fund’s consolidated subsidiaries, CADEX Liquid Financing LLC (the “Financing Sub 2”), are party to a revolving credit facility (the “BNP Credit Facility”), that allows Financing Sub 2 to borrow up to $400 million at any one time outstanding. The obligations of Financing Sub 2 under the BNP Credit Facility are secured by all of the assets held by Financing Sub 2, including certain loans to be contributed by the Fund to Financing Sub 2 from time to time. The end of the reinvestment period and the stated maturity date for the BNP Credit Facility are July 31, 2027 and July 31, 2028, respectively. Subject to certain conditions, during the reinvestment period, Financing Sub 2 may propose one or more increases in the maximum facility amount in increments of $50 million. Under the terms of the BNP Credit Facility, the Fund and Financing Sub 2, as applicable, have made certain representations and warranties regarding the loans, as well as their businesses, and are required to comply with various covenants, servicing procedures, limitations on the disposition of loans, reporting requirements and other customary requirements for similar revolving funding facilities (which are subject to certain limitations and exceptions). The BNP Credit Facility includes usual and customary events of default for revolving funding facilities of this nature.

As of March 31, 2026, there was $200 million outstanding under the BNP Credit Facility. The interest rate currently charged on the BNP Credit Facility is based on an applicable SOFR (as defined in the documents governing the BNP Credit Facility) plus a margin of (i) 1.425% during the reinvestment period and (ii) 2.425% following the reinvestment period. In addition to the stated interest expense on the BNP Credit Facility, Financing Sub 2 is also required to pay a commitment fee of between 0.40% and 0.70% per annum depending on the size of the unused portion of the BNP Credit Facility.

Please retain this Supplement with your Prospectus.